2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Exhibit 99.6

FOR IMMEDIATE RELEASE

Creation of Arkema and Total’s New Chemicals Business Organization

Paris, October 4, 2004 — In line with the February 19 announcement, on October 1 Total put in place a new organization for its Chemicals business, marked by the creation of a new legal entity, Arkema.

The Chemicals Division, headed by François Cornélis, now consists of three business units:

—	Total Petrochemicals, covering all petrochemical operations and fertilizers;

—	Specialties, combining Hutchinson (rubber processing), Bostik (adhesives), Cray Valley and Sartomer (resins), Atotech (electroplating);

—	Arkema, a new unit destined to be independent, encompassing Vinyl Products, Industrial Chemicals and Performance Products.

“Headed by Thierry Le Hénaff, Arkema is intended to become a competitive, independent operator by 2006*, able to take part in chemical industry consolidation in its areas of business. The new unit will take advantage of its remaining time with Total to enhance its performance while putting in place the organization necessary for an independent company. The creation of Arkema is a major milestone in Total’s Chemicals business reorganization, which is designed to streamline corporate structures and provide Arkema with the resources needed to become more independent, closer to customers and more responsive in its decision-making processes,” said Thierry Desmarest, Chairman and CEO of Total.

* depending on market conditions and after informing/consulting with labor representatives

* * * * *

Total is the world’s fourth-largest international oil and gas company. Our operations span the entire oil and gas chain, from crude oil and natural gas exploration and production to refining and marketing, trading, and gas and power. We are also a world-class chemicals manufacturer. Total employs more than 110,000 people in over 130 countries worldwide. For more information, go to: www.total.com